Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159296

PROSPECTUS

2,000,000 Shares

RESPONSE GENETICS, INC.

Common Stock

This prospectus covers up to 2,000,000 shares of common stock of Response Genetics, Inc. (“RGI”) that may be sold or otherwise disposed of from time to time by the selling stockholders named herein, or their transferees. We will not receive any of the proceeds from such sales.  The selling stockholders will bear all sales commissions and similar expenses.

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.  For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled “Plan of Distribution” on page 23 of this prospectus.

See “Risk Factors” beginning on page 4 for a discussion of matters that you should consider before investing in these securities.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “RGDX.”  On May 29, 2009, the reported last sale price of our common stock was $1.25 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is June 1, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC, pursuant to which the selling stockholders may sell or otherwise dispose of up to 2,000,000 shares of our common stock, from time to time.  You should read both this prospectus and any prospectus supplement together with the additional information described in the sections titled “Where You Can Find More Information” and “Incorporation By Reference” below.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement.  Neither we nor the selling stockholders have authorized anyone to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  The selling stockholders will not make an offer of these securities in any jurisdiction where it is unlawful.  You should assume that the information in this prospectus or any prospectus supplement, as well as the information we have previously filed with the SEC and incorporated by reference in this prospectus, is accurate only as of the date of the documents containing the information.  Our business, financial condition, results of operations and prospects may have subsequently changed.

References in this prospectus to “we,” “us,” “our” or “the Company” mean Response Genetics, Inc. and its subsidiaries.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this prospectus or the accompanying prospectus supplement contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 that involve inherent risks and uncertainties. These statements include in general forward-looking statements both with respect to us and the insurance industry. Statements that are not historical facts, including statements that use terms such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects,” “seeks” and “will” and that relate to our plans and objectives for future operations, are forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this prospectus should not be considered as a representation by us or any other person that our objectives or plans will be achieved. These statements are based on current plans, estimates and expectations. Actual results may differ materially from those projected in such forward-looking statements and therefore you should not place undue reliance on them. We undertake no obligation to release publicly the results of any future revisions we make to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

In addition to the factors described in “Risk Factors,” we believe that these factors include, but are not limited to, the following:

•	our research and development activities, including the expected timing, progress or success of our research and development;

•	the advantages of our technologies pharmacogenomic testing services business and product candidates as compared to others and the expected benefits of our product candidates;

•	our ability to obtain U.S. and/or foreign regulatory approval for any of our product candidates and the timing, costs and other limitations involved in obtaining such approvals;

•	our ability to enter into and maintain any collaborations and client agreements with respect to our technologies or our product candidates and the terms of these agreements;

•	our ability to market, commercialize and achieve market acceptance for any of our product candidates that we are developing or may develop in the future;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our cash needs;

•	our estimates for market sizes and anticipated uses of our product candidates;

•	our estimates for future performance; and

•	our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

SUMMARY

Overview

Response Genetics, Inc. was formed as a Delaware corporation in September 1999.  We are a life sciences company engaged in the research and development of innovative clinical diagnostic tests for cancer based on our proprietary technologies. Our mission is to provide personalized genetic information that will help guide physicians and patients in choosing the treatment from which a given patient is most likely to benefit.  We currently generate revenues primarily from sales of our proprietary analytical pharmacogenomic testing services of clinical trial specimens to the pharmaceutical industry.  We launched our first diagnostic tests under the brand name ResponseDX™ for non small cell lung cancer and colon cancer in 2008.

Our patented technologies enable us to reliably and consistently extract the nucleic acids RNA and DNA from tumor specimens that are stored as formalin-fixed and paraffin-embedded, or FFPE, specimens and thereby to analyze genetic information contained in these tissues. This is significant because the majority of patients diagnosed with cancer have a tumor biopsy sample stored in paraffin, while only a small percentage of patients’ tumor specimens are frozen. Our technologies also enable us to use the FFPE patient biopsies for the development of diagnostic tests. To our knowledge, we are the first company to generate clinically relevant information regarding the risks of recurrence of cancer or chemotherapy response using approximately 30,000 genes available from microarray profiling of FFPE specimens.

Clinical studies have shown that not all cancer chemotherapy works effectively in every patient, and that a number of patients receive therapy that has no benefit to them and may potentially even be harmful.  Our goal is to provide physicians and cancer patients with a means to make informed, individualized treatment decisions based on genetic analysis of tumor tissues.

Response DX™

The outcome of cancer chemotherapy is highly variable due to genetic differences among patients.  Some patients respond well with tumor shrinkage and increase in life span. Other patients do not obtain benefit from the same therapy but may still experience toxic side effects as well as delay in effective treatment and psychological trauma.

At present most chemotherapy regimens are administered without any pre-selection of patients on the basis of their particular genetics. However recent development of very sensitive molecular technologies has enabled researchers to identify and measure genetic and biochemical factors in patients’ tissues that can predict the probability of success or failure of many currently used anti-cancer agents. In order to increase the chances of a better chemotherapy outcome for cancer patients, RGI is developing genetic tests that will measure predictive factors for tumor response in tumor tissue samples. We have begun offering tests for non-small cell lung cancer (NSCLC) and colorectal cancer (CRC) patients’ tumor tissue through our CLIA registered laboratory and we anticipate offering additional tests for esophageal, gastric and pancreatic cancer in the future.

Our Technology

All of our tests are based on the polymerase chain reaction (PCR), which is a sensitive, precise and reliable technology that gives numerical values that are not dependent on subjective interpretation by pathologists, as are antibody-based tests.  We developed and extensively validated technology to perform quantitative PCR analysis of gene expressions in formalin-fixed paraffin embedded (FFPE) tumor tissues. We have used our technological expertise in many projects for the pharmaceutical industry and for many collaborative scientific studies.  The benefit of our capability for patients is that in many cases, no tissue samples other than the pre-treatment diagnostic biopsy will be required for the biomarker analysis.

We developed ResponseDX in part by using our technology to extract genetic information from FFPE tumor specimens.  Our technology provides gene expression information for each patient’s tumor tissue specimen.  Our mission is to help doctors and patients choose the most effective cancer treatment options- the first time- based on a patient’s unique genetic code. We assess non-small cell lung cancer (NSCLC) and/or colorectal cancer (CRC) patients’ tumor tissue specimens through our ResponseDX: Lung™ and ResponseDX: Colon™ test suites.  The test result can help doctors and patients decide the best course of treatment for patients.

Since February 2008, ResponseDX: Lung and ResponseDX: Colon tests are commercially available through our laboratory located in Los Angeles, California, which is certified under the Clinical Laboratory Improvement Amendment of 1988 (CLIA).

ResponseDX: Lung™ and ResponseDX: Colon™

ResponseDX: Lung™ comprises four tests: KRAS Mutation and EGFR Amplification and ResponseDX: Colon™ comprises three tests: ERCC1, KRAS Mutation and TS. The Response DX test measures the RNA expression of ERCC1 and RRM1 by RT-PCR from a patient's tumor tissue. PCR analysis of DNA from the patient's sample is used to determine EGFR amplification and KRAS mutational status. The ERCC1 test is a test for the probability of response to platin-based therapies and the analysis of RRM1 tests for the probability of response to gemcitabine-based therapies. We determine the ranges of ERCC1 expression and RRM1 expression that classify a patient's tumor into categories of the low and high probability of responding to platin-based therapy and gemcitabine-based therapies, respectively. The EFGR Amplitication test assesses the probability of benefit from EGFR-directed therapy. We determine if the EGFR gene is amplified, which is associated with better response to EGFR-based therapy. The KRAS gene mutation test identifies tumors that have low probability of response to EGFR-directed therapy. This test utilizes a 7 mutation panel to identify KRAS gene mutations in a sample that are associated with low response to EGFR-directed therapy. The TS gene expression test measures the probability of response to 5-fluorouracil (5-FU)-based chemotherapy.

Our Corporate Information

We were incorporated in Delaware in September 1999 as Bio Type, Inc. In August 2000, we changed our name to Response Genetics, Inc. Our principal executive offices are located at 1640 Marengo St., 6th Floor, Los Angeles, CA 90033, and our telephone number is (323) 224-3900.

Shares Covered Hereby

This prospectus covers up to 2,000,000 shares of our common stock that may be sold or otherwise disposed of from time to time by the selling stockholders named herein, or their transferees. We will not receive any of the proceeds from such sales.  The selling stockholders will bear all sales commissions and similar expenses.  See “Plan of Distribution” below.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and other information included or incorporated by reference in this prospectus before deciding to invest in shares of our common stock. If any of the following risks occur, the value of our common stock could decline.

Risks Related to Our Business, Our Financial Results and Our Need for Financing

Our operating results have in the past and could in the future fluctuate significantly.

Our operating results are difficult to predict and may fluctuate significantly from period to period, particularly because we currently derive our revenues principally from our pharmacogenomic testing service business and are substantially dependent upon several key clients.  Additionally, the timing of when we receive samples for testing from our clients, and our resulting ability to generate revenue is also difficult to predict. Until we can develop and market viable diagnostic products based on our proprietary technologies, we expect to continue to depend principally on our pharmacogenomic testing service business for our revenues. Occasional fluctuations in the use of our testing services by our key clients will have a proportionately larger impact on our revenues and results of operations than for companies with a larger customer base.  We incurred net losses of $5,052,907 and $9,485,538 during the year ended December 31, 2007 and the year ended December 31, 2008, respectively.  In addition, we incurred net losses of $3,262,328 during the quarter ended March 31, 2009, as compared to net losses of $1,724,970 for the quarter ended March 31, 2008. We expect that our research and development, and general and administrative expenses will continue to increase and, as a result, we will need to generate significant revenues to achieve profitability.

Since we are still in the research and development phase for our diagnostic products, it will be difficult for us to forecast demand for these products with any degree of certainty. We cannot make any assurances that our revenue will increase or be sustained in future periods or that we will be profitable in any future period. Any shortfalls in revenue or earnings from levels expected by our stockholders or by securities or industry analysts could have an immediate and significant adverse effect on the trading price of our common stock in any given period.

We have a short operating history, have incurred operating losses for several years, had an accumulated deficit of $33,068,057 as of March 31, 2009, and there is a limited amount of information about us upon which you can evaluate our  prospects.

Our operations began in September 1999 and we have a limited operating history upon which you can evaluate our business and prospects. We are an early stage company with a limited operating history. We did not commence selling our specialized diagnostic services until the first quarter of 2008. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a longer history of successfully commercializing specialized diagnostic services. Since our inception and through March 31, 2009, we had an accumulated deficit totaling $33,068,057.

In addition, as an early-stage company, we have limited experience and have not yet fully demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology area. For example, to execute our business plan, we will need to:

•	continue to develop and maintain successful strategic relationships;

•	manage our spending while costs and expenses increase as we expand our efforts to discover, and develop;

•	continue to commercialize diagnostic products based on our proprietary technologies; and

•	potentially gain regulatory and commercial acceptance of our products.

If we are unable to accomplish these or other core objectives, we may not be able to generate revenue or profit, raise capital, develop product candidates or expand our business.

Our inability to generate sufficient cash from operations or our inability to raise additional capital on acceptable terms in the future may limit our ability to develop and commercialize new product candidates and technologies.

We currently anticipate that our cash and cash equivalents, and revenues generated from our pharmacogenomic testing services business and from ResponseDX will be sufficient to fund our operations for 2009. Our average net quarterly cash burn rate for 2008 was approximately $2.2 million, which includes amounts included in cost of revenues, research and development expenses, and general and administrative expenses. We currently do not have any expected material research expenditures other than in our normal course of business.

In addition we expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, research and development activities and establish testing facilities and/or offices in certain Asian countries.

For example, in 2009 and in prior years, we have incurred significant costs in connection with the research and development of our technologies and we expect to incur significant costs in the development of diagnostic tests and our pharmacogenomics database. We expect our research and development expense levels to remain high for the foreseeable future as we seek to enhance our current technologies and develop new technologies and product candidates.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The cost of expanding our laboratory operations both domestically and overseas;

•	The cost of maintaining and expanding our current contractual arrangements with pharmaceutical companies;

•	The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

•
The rate of progress and cost of research and development activities associated with the development of diagnostic assays for the prediction of cancer recurrence and prediction of chemotherapy responses in cancer patients;

•	The rate of progress and cost of research and development activities associated with developing a pharmacogenomics database to support our clients' drug development efforts;

•	The costs of meeting any necessary regulatory compliance guidelines, and the imposition of penalties for failure to comply with regulatory guidelines;

•	The need to respond to technological changes and increased competition;

•	The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

•	Sales and marketing efforts to bring these new product candidates to market;

•	Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

•	Lack of demand for and market acceptance of our new product candidates and technologies.

We may have difficulty obtaining additional funding and any potential issuance by us of additional debt or equity securities could negatively impact our common stockholders and cause dilution.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities.

Our operating results are and will continue to be, for the foreseeable future, substantially dependent upon a few of our key clients and any deterioration of our relationship with these clients could adversely affect our operating results.

Our operating results are substantially dependent upon a few of our key clients and will continue to be so for the foreseeable future. For instance, in the years ended December 31, 2008 and December 31, 2007, two of our clients, Taiho Pharmaceuticals (“Taiho”) and GlaxoSmithKline (“GSK”) accounted for approximately 95% and 86% of our revenues, respectively. For the quarter ended March 31, 2009, GSK and Taiho, accounted for approximately 77% of our revenue, as compared to approximately 96% of our revenue for the quarter ended March 31, 2008.  If our relationship with any of these key clients were to deteriorate or if we are not able to secure new clients if we lose a key client, our business and results of operations could be adversely affected.

Although we believe that we have a good relationship with our current key clients, we cannot assure you that they will not terminate their respective contracts or renew them beyond their current terms or that if they extend the current terms of their respective contracts, they will do so on terms favorable to us. If they do not renew or extend their respective contracts with us, our business and operating results may be adversely affected and this may negatively impact our reputation and our ability to service other clients and replace the lost clients.

We are expanding our current business into new areas which may never lead to revenues or profitability.

Currently, we are primarily a service company. We derive our current revenues principally from our pharmacogenomic testing services business, providing pharmacogenomic information to pharmaceutical clients, using our technology from patient specimens provided by them. In the coming years, we will be increasing our efforts on research and development of diagnostic products using our technologies, an area in which we have relatively limited experience. Consequently, this expansion increases the risks associated with the ownership of our common stock. No assurance can be given that our efforts will result in any commercialized product candidates or that revenues or profits will be generated from sales of such product candidates.

Risks Related To Our Intellectual Property

The rights we rely upon to protect our intellectual property underlying our product candidates may not be adequate, which could enable third parties to use our technology and would reduce our ability to compete in the market.

Our ability to execute our business plan will depend in part on our ability to obtain, protect and enforce patents on our technology and to protect our trade secrets and know-how. In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the intellectual property underlying our services and product candidates. If they do not protect our rights, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, although our license agreement with USC upon which our principal services and product candidates are based relates to an issued U.S. patent, some of the corresponding foreign applications are still pending. These applications, plus our other patent applications, may continue to be pending for several years, and may not result in the issuance of patents. Further, we cannot assure you that applied-for patents will be granted, if at all, in a manner that preserves the scope of the original application. Nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products, particularly in foreign countries where laws may not protect or enforce patent rights as fully as in the United States. For example, issued patents may be circumvented, challenged and declared invalid. In addition, employees, consultants and others who participate in the development of our product candidates may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. Further, we may not be able to effectively protect our intellectual property rights in the United States or in foreign countries. Moreover, our trade secrets and know-how may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology and product candidates without infringing on any of our intellectual property rights or design around our proprietary technologies, any of which could harm our business.

As we expand our business into production of diagnostic tests and build up our microarray database, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. During the course of these lawsuits, there may be public announcements concerning the results of the litigation. If securities analysts or investors perceive any of these results to be negative, it could cause our stock price to decline.

We may not be able to obtain adequate patent protection for new technologies and methods required for achieving our business objectives.

Our patent position involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in the genomics technology field are still evolving, including with regard to claims directed to diagnostic methods. Therefore, the degree of exclusivity that future patent protection may provide for our proprietary technologies in this field is uncertain. Likewise, legal standards relating to validity of claims to new methods of using known drugs are still evolving. Hence, the likelihood of patenting potential new therapeutic uses of drug repositioning candidates also is uncertain.

Specific risks and uncertainties that we face in the area of patent exclusivity include:

•	the pending patent applications we have filed, or to which we have licensed rights, may not result in issued patents or may take longer than we expect to result in issued patents;

•	the claims of any patents which are issued on our pending applications may not provide commercially meaningful protection or value;

•	the patents licensed or issued to us may not provide adequate exclusivity for all aspects of our proprietary genomics technology;

•	other companies may challenge patents issued or licensed to us; and

•	we may not be able to obtain adequate patent protection for commercialization of a potential new use of a repositioned (previously FDA approved for a different indication) drug candidate.

Our product candidates could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we do not prevail, could also cause us to pay substantial damages and prohibit us from selling our services and product candidates.

Although we believe that our proprietary rights do not infringe on the intellectual property rights of others, third parties may assert infringement or other intellectual property related claims against us. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Further, we may be prohibited from selling some of our product candidates before we obtain additional licenses, which, if available at all, may require us to pay substantial royalties. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed and our stock price to decline.

Our rights to use technologies licensed from third parties are not within our control and we may not be able to sell our product candidates if we lose our existing rights or cannot obtain new rights on reasonable terms.

We license from third parties technology necessary to develop some of our product candidates. For example, we license technology from Roche that we use to analyze genes for possible inclusion in our tests and that we use in our laboratory to conduct our tests. In return for the use of a third party's technology, we have agreed and may agree in the future to pay the licensor royalties based on sales of our product candidates. Royalties are a component of cost of revenue and impact the margin on our revenues. We may need to license other technology to commercialize future product candidates. Our business may suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license or fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid, or if we are unable to enter into necessary licenses on acceptable terms.

We have licensed RGI-1, our method of extracting RNA, from USC. We have worldwide exclusive rights to that technology, but these exclusive rights will terminate upon the expiration of the licensed issued patent relating to the technology or final determination that the technology is not patentable for patent applications that are pending globally. Additionally, our exclusive rights may be terminated upon 60 days notice from USC if we breach the terms of the license agreement and fail to cure the breach, or immediately upon notice from USC if we fail to maintain the insurance coverage required by our license or, under certain circumstances, we have a bankruptcy petition filed by or against us. Under the agreement with USC, we are required to maintain a comprehensive general liability insurance policy in single limit coverage of not less than $1,000,000 per incident, a $1,000,000 annual aggregate for death, bodily injury or illness, and a $200,000 annual aggregate in property damage. We would be required to obtain additional insurance coverage if we or any sublicensee of ours began using the technology in human clinical trials, administering the technology or any products developed using the technology to humans or manufacturing or distributing it for non-clinical human use. No assurances can be given that we will be able to secure or maintain such insurance.

Termination of our agreements with USC could result in losing access to our RGI-1 extraction method and could delay or suspend our overall commercialization efforts. The failure to maintain the right to license such technology could require us to cease providing product candidates or services utilizing such licensed technology, and therefore, would result in a material adverse effect on our business.

Risks Related To Development, Clinical Testing And Regulatory Approval Of Our Services And Product
Candidates

Any loss or suspension of a license; or imposition of a fin, penalties, or changes in regulatory requirements; or failure to obtain regulatory approval or to comply with regulatory requirements; could negatively affect our intended rollout of services and product candidates or continued operations.

The loss of or any significant failure to retain or obtain regulatory approvals, or to comply with any applicable regulatory requirements for the clinical processing laboratories in which our technologies are performed, could result in our being unable to provide services during the period in which the laboratories are not certified or authorized to provide those services. Such laboratories may be required to maintain current certification under the Clinical Laboratory Improvement Amendments of 1988 (CLIA), a federal law that regulates clinical laboratories that perform testing on human specimens for the purpose of diagnosis, prevention or treatment of disease. Certain states impose additional regulations on clinical laboratories located in state  or impose regulations on out of state laboratories  that conduct tests on their residents.

We are subject to CLIA, which is administered by the Centers for Medicare and Medicaid Services (CMS) and extends federal oversight to virtually all clinical laboratories by requiring certification by the federal government or by a federally-approved accreditation agency. CLIA is designed to ensure the quality and reliability of clinical laboratories by mandating specific standards for personnel qualifications, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory's CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. If a laboratory is certified as "high complexity" under CLIA, the laboratory is permitted to obtain analyte specific reagents (ASRs), which are commercially marketed products that function as the building blocks of in vitro diagnostic tests and in-house diagnostic tests known as "home brews." We received our CLIA accreditation certificate as a "high complexity" laboratory in 2007. To renew this certificate, we are subject to survey and inspection every two years as well as the possibility of unannounced surveys at any time. Our CLIA accreditation was last renewed in March 2009.

Our clinical operations are also subject to regulation under state laws. State clinical laboratory laws generally require that laboratories and/or laboratory personnel meet certain qualifications, specify certain quality controls and require maintenance of certain records. For example, California requires that we maintain a state issued license and comply with California standards for our laboratory operations, including the standards for laboratory personnel and quality control. Certain other states, including Rhode Island, Florida, Maryland, New York and Pennsylvania, require that we hold licenses to test specimens from patients residing in those states. Additional states may require similar licenses in the future.  Potential sanctions for violation of these state requirements include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could adversely affect our business and results of operations. Finally, we will be subject to regulation in foreign jurisdictions as we seek to expand distribution of our tests internationally, including in Europe and Asia.

New product development involves a lengthy, expensive and complex process and we currently have no validated or approved diagnostic candidates. We may be unable to develop or commercialize any of the product candidates we are currently researching. Moreover, even if we develop such candidates, they may be subject to significant regulatory review, approval and other government regulations.

We are currently conducting research and development on the application of our technologies to predict cancer recurrence and the therapeutic benefit of chemotherapy in colon, prostate, lung and other cancers. There can be no assurance that our technologies will be capable of reliably predicting the recurrence of these cancers, or the therapeutic benefit of specific chemotherapies, with the sensitivity and specificity necessary to be clinically and commercially useful, or the therapeutic benefit of specific chemotherapies, or that we can develop and commercialize those technologies at all. New product development involves a lengthy, expensive and complex process and, although we have generated preliminary predictive gene sets, we currently have no fully validated diagnostic candidates. In addition, before we can develop diagnostic tests for new cancers and commercialize any new product candidates, we will need to:

•	conduct substantial research and development;

•	conduct validation studies;

•	expend significant funds;

•	develop and scale-up our laboratory processes; and

•	obtain regulatory approval and acceptance of our product candidates.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

•	failure of the product at the research or development stage;

•	difficulty in accessing archival tissue specimens, especially tissue specimens from patients with known clinical outcomes; and

•	lack of clinical validation data to support the effectiveness of the product.

Few research and development projects result in commercial products, and perceived viability in early clinical trials often is not replicated in later studies. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those product candidates. In addition, as we develop product candidates, we will have to make significant investments in product development, marketing and sales resources.

Complying with numerous laws and regulations pertaining to our expanding business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are subject to a variety of complex federal and state health care laws and regulations including healthcare fraud and abuse laws. These laws include, but not limited to:

•	Medicare billing and payment regulations applicable to clinical laboratories;

•	the federal Medicare and Medicaid Anti-kickback Law, and state anti-kickback prohibitions;

•	the federal physician self-referral prohibition commonly known as the “Stark Law” and various state law equivalents;

•	the federal Health Insurance Portability and Accountability Act of 1996, or “HIPAA”;

•	various state laws governing patient privacy and data security;

•	Medicare civil money penalty and exclusion requirements;

•	the federal civil and criminal False Claims Act; and

•	state civil and criminal false claims laws.

The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by  regulatory authorities or  courts, and their provisions are open to a variety of interpretations.

For example, the federal law commonly known as the Medicare/Medicaid anti-kickback law, and similar state laws, prohibit payments that are intended to induce physicians or others to acquire, arrange for or recommend products or services that are paid for under a government healthcare program or by other third party payors. Another federal law, the Ethics in Patient Referral Act of 1989, as amended by the Omnibus Budget and Reconciliation Act of 1993, or the Stark Law, prohibits physicians from referring Medicare and Medicaid patients for designated health services to entities with which they have a financial relationship, unless that relationship qualifies for an explicit exception to the referral ban. Many states have also adopted "self-referral" prohibitions similar in many respects to the Stark Law, and such laws may apply to laboratory tests. The application and interpretation of all of these laws are complex and difficult to predict and could constrain our financial and marketing relationships. Violations of these laws could lead to exclusion from healthcare programs, significant civil monetary penalties or even criminal prosecution.

Many states restrict or prohibit the employment of licensed physicians by for-profit corporations, or the “corporate practice of medicine.”  California has a clearly established prohibition against the corporate practice of medicine based primarily on medical practice statutes and case law.  California’s statutes provide that corporations have no professional rights or powers and that a person may not practice medicine without a valid certificate of licensure.  The Medical Board of California has issued a policy statement that defines the contours of the prohibition and explains that the policy behind it is “to prevent unlicensed persons from interfering with or influencing the physician’s professional judgment.”  As a general rule, a corporation in California may not engage in the practice of medicine directly nor may it do so indirectly by employing physicians to perform professional services for those with whom the corporation contracts to furnish such services.

Any action brought against us for violation of these laws or regulations, even if we prevail, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to civil and criminal penalties, damages and fines. We could also be required to refund  improperly received payments, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

New Federal and state legislation and regulation affecting the healthcare industry could severely restrict our ability to operate our business.

Federal and state regulation  of the healthcare industry is rapidly evolving on many levels. Changes to existing and new laws and regulations  could significantly impact or even harm our ability to operate our business.

The federal and state governments extensively regulate the privacy and security of patient  information and the release of patient records. At the federal level, extensive privacy and security changes have been proposed under the American Recovery and Reinvestment Act of 2009 (ARRA).  These changes will affect “covered entities” or organizations such as ours that are required to comply with HIPAA.  In addition to new compliance measures, ARRA imposes significant new penalties for HIPAA violations.  It also mandates HIPAA audits by the federal government and permits state attorneys general to enforce HIPAA violations impacting patients within a particular state.  At the state level, there are new laws governing data security and the reporting of data breaches.  These laws can apply to companies such as ours that maintain the personal data of medical patients.  Additional legislation related to the privacy and security of patient information may be proposed at both the state and federal level. It may be expensive to implement security or other measures designed to comply with existing or any new legislation to which we become subject. Additionally, the cost of defending ourselves in the event of a government investigation or enforcement activity could be prohibitive.

If any of our product candidates or services become subject to FDA review and approval, we believe that complying with those requirements would be time consuming, burdensome and expensive and could delay our introduction of such new products or services. We do believe that our current services are not subject to FDA regulation. We may, however, expand our services or develop product candidates that subject us to FDA regulation or the FDA or the United States Congress may increase the reach of the FDA's regulations to our current product candidates and services. We have no experience in complying with FDA regulations.

Ethical and other concerns surrounding the use of genetic information may adversely affect demand for any of our proposed product candidates.

Although our technology looks at specific genetic information of tumor tissue and not of an entire human being, genetic profiling has raised ethical issues regarding confidentiality and the appropriate uses of the resulting information. Many states have implemented genetic testing and genetic privacy laws, and the applicability of these genetic testing laws to pharmacogenomic testing is not clear.  We have structured our compliance efforts based on what we believe to be reasonable interpretations of regulatory requirements.  However, there is no guarantee that the government will agree with our interpretations.  Also,  governmental authorities may  further limit,  or regulate the use of genetic testing. Such a scenario could reduce the potential markets for our product candidates, which could materially affect our revenue stream and business.

Changes in healthcare policy could subject us to additional regulatory requirements that may interrupt possible commercialization of our proposed products and increase our costs.

Healthcare policy has been a subject of extensive discussion in the executive and legislative branches of the federal and many state governments. We developed our commercialization strategy for our technology based on existing healthcare policies. Changes in healthcare policy, such as the creation of broad limits for diagnostic products in general, could substantially interrupt the sales of future diagnostic tests, increase costs and divert management's attention. We cannot predict what changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

Risks Related To Competition And Commercialization Of Our Product Candidates

We are subject to intense scientific and commercial competition, which may impair our ability to commercialize our services and product candidates and gain needed market share.

We provide services in a segment of the healthcare industry that is highly fragmented and extremely competitive. Any failure to respond to technological advances and emerging industry standards could impair our ability to attract and retain clients. This industry is characterized by rapid technological change. Our actual and potential competitors in the United States and abroad may include major pharmaceutical, biotechnology, genomic and diagnostic companies such as Genomic Health, Inc. and Clinical Data, Inc., large clinical laboratories, universities and other research institutions. Many of our potential competitors have considerably greater financial, technical, marketing, research and other resources than we do, which may allow these competitors to discover important information and technology before we do. It is anticipated that competition will continue to increase due to such factors as the perceived potential for commercial applications of biotechnology and the continued availability of investment capital and government funding for cancer-related research. Our competitors may succeed in developing diagnostic products that circumvent our technologies or product candidates. Also, our competitors may succeed in developing technologies or products that are more effective than those that will be developed by us or that would render our technology or product candidates less competitive or obsolete. Moreover, these competitors may offer broader product lines and have greater name recognition than us and may offer discounts as a competitive tactic.

In addition, we are developing our services and product candidates to impact certain methods for treating cancer. If those methods change, it is likely that the demand for our services and product candidates would significantly decline or cease altogether. The development of new or superior competing technologies or products, or a change in the methodology of treating cancer, could affect our competitive position and harm our business.

Additionally, several development-stage companies are currently making or developing product candidates that compete with or will compete with our potential products. Competitors may succeed in developing, obtaining approval from the FDA or marketing technologies or products that are more effective or commercially attractive than our potential products or that render our technologies and current or potential products obsolete. Competitors may also develop proprietary positions that may prevent us from commercializing product candidates.

If we are unable to develop product candidates to keep pace with rapid medical and scientific change, our operating results and competitive position would be harmed.

In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of cancer. For advanced cancer, new chemotherapeutic strategies are being developed that may increase survival time and reduce toxic side effects. These advances require us continuously to develop new product candidates and enhance existing product candidates to keep pace with evolving standards of care. Diagnostic tests that we may develop could become obsolete unless we continually innovate and expand our product to demonstrate recurrence and treatment benefit in patients treated with new therapies. New treatment therapies typically have only a few years of clinical data associated with them, which limits our ability to perform clinical studies and correlate sets of genes to a new treatment's effectiveness. If we are unable to demonstrate the applicability of our proposed tests to new treatments, then any sales of our tests could decline, which would harm our revenues.

If we are unable to develop new and enhanced product candidates that achieve widespread market acceptance, we may be unable to recoup product development costs, and our earnings and revenue may decline.

Our future ability to operate depends on our ability to broadly market existing technologies and pharmacogenomic testing services, and to develop and introduce new service and product candidates. We expect to commit substantial resources to developing new services and product candidates, as well as to continue marketing the existing services. If the market for these services and products does not develop as anticipated, or demand for our current service and product offerings does not grow or grows more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

If we are unable to support demand for our pharmacogenomic testing services or product candidates, our business may suffer.

We need to meet the market demand including expansion into major healthcare markets outside of the United States for our pharmacogenomic testing services or diagnostic tests in support of the pharmaceutical company clinical trials. If demand for testing services increases, we will be required to implement increases in scale and related processing, client service, billing and systems process improvements, and to expand our internal quality assurance program to support testing on a larger scale. As we expand into the development and commercialization of diagnostic tests, we will also need additional certified laboratory scientists and other scientific and technical personnel. We cannot assure you that any increases in scale, related improvements and quality assurance will be implemented or that appropriate personnel will be available. Failure to implement necessary procedures or to hire the necessary personnel could result in higher cost of processing or an inability to meet market demand. There can be no assurance that we will be able to perform tests on a timely basis at a level consistent with demand. In addition, if we encounter difficulty meeting market demand for our testing services or diagnostic tests, our reputation could be harmed and our future prospects and our business could suffer.

Risks Related To Our Dependence On Third Parties

If we fail to maintain our strategic relationships with GSK, GSK Bio or Taiho or fail to establish or maintain other strategic relationships we may be unable to sustain or grow our business.

We depend upon our strategic relationships including our clients GSK, GSK Bio and Taiho to achieve market penetration of our services and product candidates, extend the reach of our services and product candidates to a larger number of participants in the healthcare industry, deploy new services and products and generate additional revenue. As an early-stage company, we have limited experience in establishing and maintaining strategic relationships with healthcare industry participants. Entering into, or sustaining strategic relationships will be made more difficult if any of the following situations occur:

•	current or potential strategic collaborators may decide to compete with us in some or all of our markets;

•	potential strategic collaborators may refuse to establish relationships with us if we have entered into relationships with their competitors; or

•	potential strategic collaborators may be reluctant to work with us until our services and product candidates have obtained widespread market acceptance.

Additionally, GSK, GSK Bio or Taiho may seek to terminate their respective agreements with us under the following circumstances.

•
GSK has the right to terminate their agreement with us or any particular study to be performed under the agreement, with or without cause, upon prior written notice to us. Either party may terminate the agreement upon written notice, for uncured material breach or for cause, as defined under the agreement.

•
GSK Bio has the right to terminate their agreement with us at any time, upon prior written notice to us. Either party may terminate the agreement: for uncured material breach; if the other party enters into bankruptcy or similar proceedings; or if the other party is unable to perform its obligations under the agreement for a period of more than three months due to force majeure.

•
With regard to our agreement with Taiho, either party has the right to terminate the agreement in the event of an uncured material breach by the other party, upon prior written notice; or for cause, as defined under the agreement. Since we do not hold a patent for RGI-1 in Japan, we have agreed to negotiate to adjust Taiho's fee obligations in the event that a third party obtains a patent for similar testing services in Japan and offers those services at a competitive rate. In the event that we cannot reach an agreement Taiho has the right to terminate the agreement upon fulfilling certain notice obligations. In addition, should Taiho terminate the agreement for cause, Taiho retains the right to have Dr. Peter Danenberg and/or Kathleen Danenberg provide the testing services in the same manner as we provide them under the agreement.

If we were to lose any one of our strategic relationships it could have a material impact on our ability to sustain or grow our business.

We rely on microarrays and other products supplied by Affymetrix to build the underlying pharmacogenomics data of our databases and to provide our pharmacogenomic testing services. If Affymetrix is unable or unwilling to supply us with the products and licenses, we may need to obtain alternative technologies.

Our continuing ability to build and update the gene expression data that are the foundation of our databases depends in part on the ability of Affymetrix to supply us with adequate quantities of microarrays and other products and to make available licenses of technologies to use such products. We also rely on Affymetrix microarrays to provide our pharmacogenomic testing services. Affymetrix provides us with microarrays, reagents, instrumentation and software under an agreement that was renewed on November 14, 2008. There is no assurance that we can renew that agreement in the future on terms comparable to, or as favorable to us as, the current agreement. If Affymetrix is unable or unwilling to supply us with the products and licenses we require on acceptable terms or if the microarrays are unavailable or defective or otherwise unreliable, we may incur additional database production costs and we may need to obtain alternative technologies. Alternative technologies may not be available to us, or may only be available to us on unfavorable terms. Restricted or curtailed access to such products could cause our  business to suffer by preventing or delaying our ability to provide our services or increasing the cost to generate additional content for our microarray databases.

We rely on certain suppliers for some of our laboratory instruments and may not be able to find replacements in the event our supplier no longer supplies that equipment.

We rely principally on three suppliers for certain of our laboratory instruments and reagents: Applied Biosystems, Roche and Affymetrix. We rely on instrumentation and reagents from Applied Biosystems to generate the vast majority of data for our research projects and our pharmaceutical company service contacts. We rely on Roche to provide the in vitro diagnostics instruments for our assay and reagents. We rely on Affymetrix to supply reagents and instrumentation necessary for research and development of differentially expressed gene sets that will be used in our diagnostic tests. If we were to lose any of these suppliers we would have to identify new suppliers with similar platform instrumentation, capable of supporting our technology. Even if we were to identify other suppliers, there is no guarantee that we would be able to transfer our technologies to a new platform with comparable results. Moreover, there can be no assurance that we will be able to enter into agreements with such suppliers on a timely basis on acceptable terms, if at all. The loss of any of these suppliers would have a material adverse effect on us.

We rely on third parties for tissue specimens and other materials to obtain pharmacogenomic information. If we are unable to obtain the rights to the pharmacogenomic information, our ability to develop and commercialize a bioinformatics database of pharmacogenomic information will be significantly limited or delayed.

Under standard clinical practice in the United States, tumor biopsies removed from patients are formalin fixed and embedded in paraffin wax and stored. One of our goals is to develop a bioinformatics database of pharmacogenomic information, which relies on our ability to secure access to these archived tumor biopsy specimens, as well as information pertaining to their associated clinical outcomes. We currently obtain archived tumor biopsy specimens from about a dozen clinicians from various universities around the world for our research and development activities, but do not have the rights to the pharmacogenomic information from these specimens. While we intend to enter into written agreements with certain of these clinicians for the rights to the pharmacogenomic information, we currently have no such agreements in place with any of these clinicians or their affiliated universities. The process of negotiating rights to archived specimens is lengthy since it typically involves numerous parties and approval levels to resolve complex issues such as tissue ownership and usage rights, institutional review board approval, privacy rights, publication rights, intellectual property ownership and research parameters. If we are not able to negotiate rights to archived tumor tissue specimens with hospitals and collaborators, or if other laboratories or our competitors secure rights to these specimens before us, our ability to develop and commercialize a bioinformatics database of pharmacogenomic information will be significantly limited or delayed.

Risks Related To Our Operations

Reimbursement levels for our diagnostic services are subject to continuing change and any reductions in reimbursement levels would decrease our revenues and adversely affect our results of operations and financial condition.

Reimbursement to healthcare providers is subject to continuing change in policies by governmental payors, such as Medicare and Medicaid, private insurers, and other private third party payors. Reimbursement from governmental payors is subject to statutory and regulatory changes, retroactive rate adjustments and administrative rulings, and other policy changes, all of which could materially decrease the range of services for which we are reimbursed or the reimbursement rates paid by governmental payors for our specialized diagnostic services.

Reductions in Medicare's reimbursement rates for pathology services, for which we currently are paid under the Medicare physician fee schedule, would reduce the amount we receive for a substantial portion of our specialized tests. The Medicare physician fee schedule is updated annually and CMS, the agency responsible for administering the Medicare program, has made a number of methodological changes to components of the formula used to calculate the payment rate beginning in 2009. These methodological changes have not resulted in any significant reductions in the reimbursement for the pathology services we provide, but future modifications may result in reduced payment rates.

In addition, some private insurers and other third party payors link their rates to Medicare's reimbursement rates, and a reduction in Medicare reimbursement rates for clinical laboratory and pathology services could result in a corresponding reduction in the reimbursements we receive from such third party payors. Any reductions in reimbursement levels for our specialized diagnostic services would decrease our revenues and adversely affect our results of operations and financial condition.

We depend on  key scientific and managerial personnel, including Kathleen Danenberg, for the implementation of our business plan, the loss of whom would impair our ability to compete.

Our success to date in developing our services has resulted primarily from the activities of researchers, including Kathleen Danenberg. Ms. Danenberg is our President, Chief Executive Officer and a director and is a leading researcher and authority in the area of gene expression quantification and paraffin extraction technology. She has developed the proprietary technology and know-how that are the basis for our services and product candidates. We have an employment agreement with Ms. Danenberg for a term of three years. In addition, we maintain key-person insurance on her totaling 7.0 million. Although we maintain key-person life insurance on Ms. Danenberg, her role in our company is sufficiently critical that the insurance would not adequately protect us in the event of her death or incapacity.

In addition to Ms. Danenberg, there are other members of our scientific team and senior management on whom our success depends. The loss of services of any of these persons could delay or reduce our product development and commercialization efforts. Furthermore, recruiting, retaining and integrating qualified scientific personnel to perform future research and development work will be critical to our ability to execute our business plan. There can be no assurance that we will be able to attract additional and retain existing personnel. The loss of the services of one or more of these key employees could harm our business.

We have our United States operations at a single location and we have limited redundant systems, therefore our operations are vulnerable to loss or interruptions due to unforeseen events.

Our ability to execute our business plan depends on the efficient and uninterrupted operation of the processing and research and development laboratories, which are located in a single geographic area. The laboratory and our database and operational and administrative systems are vulnerable to interruption or loss from fire, flood, earthquake, power loss, telecommunications failure, break-ins, and similar events. Earthquakes are of particular significance since the existing facility is located in Los Angeles, California, an earthquake-prone area. We may not carry sufficient business interruption insurance to compensate us for losses that may occur. If our operations and research and development were curtailed or ceased, it would seriously harm our business.

We are, and expect to continue to be, subject to risks associated with international business activities that could harm our financial condition and results of operations.

We have an existing contract with Taiho, a Japanese pharmaceutical company, for whom we analyze patient specimens for gene expression from FFPE specimens. We also have an ongoing relationship with GSK, a United Kingdom based company. Although we intend to continue our pharmacogenomic testing services business in the United States, we believe that an increasing amount of our future revenue will come from international sales as we expand our testing services business outside of the United States. The success of our international business activities depends upon a number of factors beyond our control.

International sales are subject to a number of other risks, including:

•	reduced protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuating foreign currency exchange rates;

•	foreign certification and regulatory requirements;

•	lengthy payment cycles and difficulty in collecting accounts receivable;

•	customs clearance and shipping delays; and

•	political and economic instability.

Failure in our information technology and storage systems could significantly increase turnaround time, otherwise disrupt our operations, or lead to increased competition by other providers of laboratory services, all of which could reduce our client base and result in lost net revenues.

Information systems are used extensively in virtually all aspects of our business, including laboratory testing, billing, client service, logistics and management of medical data. We have implemented an internally developed software database system that is used to perform tracking, evaluation, and reporting of laboratory specimens as they are analyzed. We also make use of commercial software applications that allow biostatistical analysis of data generated from chip array studies. These systems will also be used in the facilities we expect to develop overseas to ensure that results from sample processing are consistent from location to location. Our ability to execute our business plan depends, in part, on the continued and uninterrupted performance of our information technology systems, or IT systems. IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data for our pharmaceutical company clients and process other testing orders and deliver results in a timely manner could adversely affect our reputation and result in a loss of clients and net revenues. We are also required to maintain a repository of archive residual specimens and RNA/DNA extracted from these specimens for our pharmaceutical clients for various periods of time specified in our contracts. This requires special storage equipment. Specimen storage equipment consists of lockable cabinets that are catalogued for the storage of paraffin-embedded specimens for our clients. Our database provides locator information in order to retrieve these archived specimens as needed. In addition, we maintain freezers to store frozen tissue specimens. These freezers are monitored via computerized probes on a continuous basis to ensure that temperatures are maintained at levels necessary to keep these specimens frozen. As we seek to expand globally, similar storage systems will be developed at our facilities as necessary to safeguard tissue specimens. Any failure in these storage equipment systems could prevent us from fulfilling these contracts and adversely affect our business, our reputation and result in a loss of clients and net revenues.

As a public company, we must implement additional and expensive finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

We currently are a company with limited resources and we continue to intend to spend most of our resources on research, development and other operational expenses. However, as a public reporting company, we will incur significant additional costs, which will be material to us and will affect our results of operations. In order to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, we may be required to expand disclosures, accelerate our financial reporting requirements and comply with more complex accounting rules. For instance, compliance with Section 404 of the Sarbanes-Oxley Act and other requirements has increased our costs and required additional management resources. We recently have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of the date of our first Form 10-K for which compliance is required, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Exchange Act. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline. In addition, we could be delisted from the Nasdaq Capital Market.

If we are able to implement our business strategy, we may grow quickly and substantially. As we continue our research and development of diagnostic tests, our global expansion of our testing services business, and our development and commercialization of pharmacogenomics database we will develop the need for more laboratory space and office space in the United States and in other areas of the world like Europe, China, Japan, and India. As a result, we will need to enhance and establish our finance and accounting systems, and implement additional procedures and controls as we execute our business strategy. This will lead to an increase in our costs and require additional management resources. There can be no assurance that we will be able to raise additional funds or retain additional management resources on terms acceptable to us or at all, which could have a material effect on our business.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of human diagnostic products. Our product liability insurance is included as part of our professional and general liability coverage and cover us up to $16.0 million annually in potential liability. We believe we carry an adequate amount of product liability insurance, but there can be no assurance that the insurance we carry will provide us with adequate coverage against all potential liabilities. A product liability claim in excess of our insurance coverage would have to be paid out of our cash reserves and could harm our business. In addition, an injunction against one of our product candidates could harm our business.

Once we develop diagnostic tests, the marketing, sale and use of our tests could lead to the filing of product liability claims if someone were to allege that our product failed to perform as it was designed. We may also be subject to liability for errors in the information we provide to clients or for a misunderstanding of, or inappropriate reliance upon, the information we provide. A product liability claim could result in substantial damages and be costly and time consuming for us to defend. We cannot provide assurance that our product liability insurance would protect us from the financial impact of defending a product liability claim. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause injury to our reputation, result in the recall of our product candidates, or cause current collaborators to terminate existing agreements and potential collaborators to seek other partners, any of which could impact our results of operations.

Our activities involve hazardous materials and may subject us to environmental liability.

Certain activities of our businesses involve the controlled use of limited quantities of hazardous and radioactive materials and may generate biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or we otherwise fail to comply with applicable regulations, we could lose our permits and/or approvals or be held liable for damages or penalized with fines.

We maintain $1.0 million annually of bound hazardous waste insurance. While we believe this is a reasonable amount of hazardous waste insurance, there can be no assurance that the insurance we carry will provide us with adequate coverage against all potential liabilities.

We believe that we comply in all material respects with currently applicable environmental laws and regulations and do not expect near term material additional capital expenditures for environmental control facilities. However, we may have to incur significant costs in the future to comply with environmental laws and regulations.

Risks Related To Investing In Our Common Stock

Our operating results may fluctuate, which could cause our stock price to decrease.

Fluctuations in our operating results may lead to fluctuations, including declines, in our share price. Our operating results and our share price may fluctuate from period to period due to a variety of factors, including:

•	demand by the healthcare industry for pharmacogenomic testing services and diagnostic products;

•	reimbursement decisions by third-party payors and announcements of those decisions;

•	the inclusion or exclusion of our product candidates/services in large clinical trials conducted by others;

•	new or less expensive services and products or new technology introduced or offered by our competitors or us;

•	the level of our development activity conducted for new products, and our ability to commercialize these developments;

•	the level of our spending on our commercialization efforts, licensing and acquisition initiatives, clinical trials, and internal research and development;

•	changes in the U.S. and foreign regulatory environment, including any announcement from the FDA or foreign regulatory bodies regarding their decisions in regulating our activities;

•	changes in recommendations of securities analysts or lack of analyst coverage;

•	failure to meet analyst expectations regarding our operating results;

•	additions or departures of key personnel; and

•	general market conditions.

Variations in the timing of our future revenues and expenses could also cause significant fluctuations in our operating results from period to period and may result in unanticipated earning shortfalls or losses. In addition, the Nasdaq Capital Market in general, and the market for healthcare companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.

If an active, liquid trading market for our common stock is not sustained, you may not be able to sell your shares quickly or at or above the offering price.

An active and liquid trading market for our common stock may not exist or be sustained.  As a result, your ability to resell your shares may be limited.

Future sales of shares by our stockholders could cause the market price of our common stock to drop significantly, even if our business is performing.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock, including sales of shares covered hereby, or the perception that these sales could occur. This may also make it more difficult for us to raise funds through the issuance of debt or the sale of equity securities. As of May 29, 2009, we had outstanding 12,239,276 shares of common stock, which are available for resale subject to restrictions on affiliates. Our unregistered securities may be sold in the future pursuant to registration statements filed with the SEC or without registration under the Securities Act, to the extent permitted by Rule 144 or other exemptions under the Securities Act.

This decline in our stock price could occur even if our business is otherwise doing well.

If we cannot satisfy, or continue to satisfy the Nasdaq Capital Market's listing requirements and other Nasdaq rules, including Nasdaq's director independence requirements, our common stock could be delisted, which could negatively affect the price of our common stock and your ability to sell them.

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain Nasdaq rules, including those regarding director independence and independent committee requirements, minimum stockholders' equity, minimum share price, and certain corporate governance requirements. Even if we initially meet the listing requirements of the Nasdaq Capital Market and other applicable Nasdaq rules after this offering, we may not be able to continue to satisfy these requirements and rules. If we are unable to satisfy the Nasdaq criteria for maintaining listing, our common stock could be subject to delisting. If our shares are delisted, trading, if any, of our common stock would thereafter be conducted in the over-the-counter market, in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc.'s "electronic bulletin board." As a consequence of any such delisting, our share price could be negatively affected and our stockholders would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of, our common stock.

Anti-takeover provisions in our charter, by-laws and Delaware law and change of control provisions in some of our employment agreements may discourage or prevent a change of control and may make it difficult for you to change our management and may also make a takeover difficult.

Our corporate documents and Delaware law contain provisions that limit the ability of stockholders to change our management and may also enable our management to resist a takeover. These provisions include limitations on persons authorized to call a special meeting of stockholders and advance notice procedures required for stockholders to make nominations of candidates for election as directors or to bring matters before an annual meeting of stockholders. These provisions might discourage, delay or prevent a change in control or in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and cause us to take other corporate actions. In addition, the existence of these provisions, together with Delaware law, might hinder or delay an attempted takeover other than through negotiations with our board of directors.

In addition, some of our employment agreements provide for accelerated vesting of benefits upon a change of control, which include full vesting of options and cash payments based on salary levels at the time of a change of control. These agreements could discourage or prevent a change in our executive management or a change of control of our company by our stockholders or third parties.

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the shares of common stock covered hereby will be solely for the account of the selling stockholders.  We will not receive any proceeds from the sale or other disposition of the shares by the selling stockholders.

SELLING STOCKHOLDERS

The prospectus covers 2,000,000 shares of our common stock, which may be sold or otherwise disposed of by the selling stockholders and their successors and assigns.

On February 27, 2009, we entered into a Purchase Agreement with the selling stockholders under which we issued 2,000,000 unregistered shares of our common stock in reliance upon exemptions from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.  The closing of the sale of the 2,000,000 unregistered shares of our common stock occurred on March 2, 2009 (the “Closing”).  Pursuant to the Purchase Agreement and a registration rights agreement entered into with the selling stockholders, we are filing a registration statement, of which this prospectus forms a part, in order to permit those stockholders to resell or otherwise dispose of the shares of common stock that they purchased under the Purchase Agreement. This registration statement is required to become effective within 150 days following the Closing. If the registration statement is not declared effective within the timeframe set forth above, then the Company will be obligated to pay liquidated damages to the selling stockholders in an amount equal to 1.5% of the aggregate amount invested by the selling stockholders for each 30-day period, or pro rata for any portion thereof, following the date by which the registration statement should have been declared effective.  In addition, liquidated damages will also accrue in the event that, subject to certain exceptions, the Company does not maintain the effectiveness of the registration statement until the earlier of the sale of all of the shares covered by this prospectus or such shares become eligible for sale under Rule 144 without regard to any volume limitations.

The foregoing description is qualified in its entirety by the complete provisions of the Purchase Agreement and the Registration Rights Agreement, which are attached as exhibits to the Form 8-K (File No. 000-1124608) which was filed by us with the Securities and Exchange Commission on March 3, 2009 and is incorporated by reference herein.

The table below presents certain information as of May 29, 2009 regarding the beneficial ownership of our common stock by the selling stockholders.

Selling Stockholder	Shares owned Prior to any Offering under this Prospectus		Maximum Number of Shares to be Offered under this	Shares Owned After the Completion of the Offering(s) under this Prospectus (1)
Name	Number	Percentage (2)	Prospectus	Number	Percentage (2)
Special Situations Fund III QP, L.P. (3)	1,056,040	8.6%	750,000	306,040	2.5%
Special Situations Cayman Fund, L.P. (3)	1,148,457	9.4%	500,000	648,457	5.3%

Selling Stockholder	Shares owned Prior to any Offering under this Prospectus		Maximum Number of Shares to be Offered under this	Shares Owned After the Completion of the Offering(s) under this Prospectus (1)
Name	Number	Percentage (2)	Prospectus	Number	Percentage (2)
Special Situations Life Sciences Fund, L.P. (3)	1,119,013	9.1%	750,000	369,013	3.0%

(1)  Assumes that each selling stockholder sells or otherwise disposes of all of the shares covered hereby.

(2)  The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which each selling stockholder has sole or shared voting power or investment power and also any shares that each selling stockholder has the right to acquire within 60 days after May 29, 2009 through the exercise of any stock options or other rights.  To our knowledge, the selling stockholders have sole voting and investment power with respect to the shares shown as beneficially owned. The percentages of beneficial ownership are based on 12,239,276 shares of our common stock outstanding as of May 29, 2009 (assuming no exercise of outstanding stock options after that date).  We do not know when or in what amounts the selling stockholders may sell or otherwise dispose of the shares covered hereby.  The selling stockholders might not sell or otherwise dispose of any or all of the shares covered hereby.  Because each selling stockholder may sell or otherwise dispose of none, some or all of the shares covered by this prospectus, we cannot estimate the number of the shares that will be held by each selling stockholder after completion of any offering.  For purposes of this table only, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by any of the selling stockholders.

(3)  MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III QP, L.P.  AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III, QP, L.P. and the Special Situations Life Sciences Fund, L.P.  Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM.  Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

PLAN OF DISTRIBUTION

We are registering 2,000,000 shares of common stock on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act without regard to any volume limitation requirements thereunder.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus and certain other legal matters are being passed upon for us by our counsel, Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

The consolidated financial statements of Response Genetics, Inc. appearing in Response Genetics, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by SingerLewak LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the common stock being offered pursuant to this prospectus.  This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement.  For further information about us or the selling stockholders and the shares of common stock offered pursuant to this prospectus, you should refer to the registration statement and its exhibits.

Our annual reports on Form 10-K, along with all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of our website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. Our website is located at http://www.responsegenetics.com. The information on our website is not part of this or any other report that we file with, or furnish to, the SEC. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  You may also read and copy any documents we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549.  You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the initial filing of this registration statement and prior to effectiveness of this registration statement and after the date of this prospectus and until we sell all the securities shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the following previously filed documents:

(1)    Our Current Reports on Form 8-K filed with the SEC on January 2, 2009, February 13, 2009 and March 3, 2009;

(2)    Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009;

(3)    Our Annual Report on Form 10-K for the year ended December 31, 2008;

(4)    Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 30, 2009; and

(5)    The description of our common shares set forth in our registration statement filed under the Exchange Act on Form SB-2 (File No. 333-139534) as filed with the SEC on December 21, 2006, as amended, including any amendment or report for the purpose of updating such description.

To receive a free copy of any of the documents incorporated by reference in this Prospectus (other than exhibits) call or write us at the following address: Response Genetics, Inc., 1640 Marengo St., 6th Floor, Los Angeles, CA 90033, (323) 224-3900.

You should rely only on the information incorporated by reference or provided in this prospectus.  Neither we nor the selling stockholders have authorized anyone else to provide you with different information.  The selling stockholders are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.